4
1
<SROS>NASD
<REPORTING-OWNER>
  0001186417
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Sybase, Inc.
  0000768262
  <IRS-NUMBER>94-2951005
</SUBJECT-COMPANY>
<PERIOD>12/02/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Stepien, Terry
   One Sybase Drive


   Dublin, CA  94568-7902
2. Issuer Name and Ticker or Trading Symbol
   Sybase, Inc. (SYBS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/2/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr VP  General Manager
   B03
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/02/02    M        521           A  $6.8750                     D  Direct
Common Stock                                  12/02/02    S        521           D  $13.7828                    D  Direct
Common Stock                                  12/02/02    M        2,813         A  $5.7500                     D  Direct
Common Stock                                  12/02/02    S        2,813         D  $13.7828                    D  Direct
Common Stock                                  12/02/02    M        1,666         A  $9.4375                     D  Direct
Common Stock                                  12/02/02    S        1,666         D  $13.7828     7,637          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)    $5.7500         12/02/02       M                          2,813            04/26/99 (1) 10/26/08
Stock Option (right to buy)    $6.8750         12/02/02       M                          521              04/05/99 (2) 02/17/08
Stock Option (right to buy)    $9.4375         12/02/02       M                          1,666            08/03/99 (1) 02/03/09

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)    12/02/02  Common Stock                   2,813         $13.7828    0             D   Direct
Stock Option (right to buy)    12/02/02  Common Stock                   521           $13.7828    0             D   Direct
Stock Option (right to buy)    12/02/02  Common Stock                   1,666         $13.7828    27,000        D   Direct

Explanation of Responses:

(1)
The option to purchase shares of common stock first vests on the date indicated above as to 1/8th of the total shares originally gra nted under such option and at a rate of 1/48th of the total shares for each subsequent monthly anniversary.
(2)
The option to purchase shares of common stock vests partially on the indicated date, with the balance vesting at a rate of 1/48th of the shares originally granted under such option on each subsequent monthly anniversary.

SIGNATURE OF REPORTING PERSON
/S/ By: Julie Loosli, Attorney-in-Fact
    For: Terry Stepien
DATE 12/03/02